

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

September 12, 2007

Mr. Paul A. Gorman, Chief Executive Officer
Yukon Gold Corporation, Inc.
55 York Street, Suite 401
Toronto, Ontario M5J 1R7

      Re: Yukon Gold Corporation, Inc.
              Schedule 14A
              Filed August 31, 2007
              File No. 0-51068

Dear Mr. Gorman:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 14A filed August 31, 2007</u>

<u>General</u>

1.   We note that approval may be solicited "personally" or by telephone. Ensure that you file all personal solicitation materials pursuant to Rule 14a-6(c) of the Proxy Rules.

Mr. Paul A. Gorman
Yukon Gold Corporation, Inc.
September 12, 2007
Page 2

Revocation of Consent

 2.   Revise to explain more clearly how "executing a consent bearing a later date" would act
        to revoke the earlier consent, where the form of consent does not provide any means to
        indicate revocation. Also, please define the term "the Effective Time."

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to provide us
with marked copies of the amendment to expedite our review. Please furnish a cover letter with
your amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the
     Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the
     Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

        Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Timothy S. Levenberg, Special Counsel, (202) 551-3707 with any questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director

cc: T. Levenberg
        C. Moncada-Terry

        <u>VIA FACSIMILE</u>
        Jonathan H. Gardner
        Kavinoky Cook LLP
        716.845.6474